SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nuburu, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

67021W103
(CUSIP Number)

David Seldin
Anzu Partners LLC
Anzu Nuburu LLC
Anzu Nuburu II LLC
Anzu Nuburu III LLC
Anzu Nuburu V LLC
CST Global LLC
David & Jennifer Michael Family Ltd Partnership
Whitney Haring-Smith
Debrah Herman
c/o Debrah Herman
12610 Race Track Road, Suite 250
Tampa, Florida 33626
(240) 428-6817
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
David Seldin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,233,865 (1)

	8	SHARED VOTING POWER
19,532,844 (2)

	9	SOLE DISPOSITIVE POWER
4,233,865 (1)

	10	SHARED DISPOSITIVE POWER
19,532,844 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,766,709

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 502,671 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin, (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Preferred Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Preferred Conversion Ratio”) and (iii) 1,744,186 shares of Common Stock issuable to Mr. Seldin upon conversion of the 7% convertible promissory notes due 2026 (the “Convertible Notes”) issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”). The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations of Series A Preferred Stock (the “Preferred Conversion Price”). The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at a conversion price of $0.688 (subject to adjustment pursuant to the terms of the Convertible Notes, the “Convertible Note Conversion Price”). Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

(2)
Reflects (i) (a) 177,836 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) (a) 4,020,760 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) (a) 1,849,337 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) (a) 1,519,618 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) (a) 10,118,239 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Anzu Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,177,836 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,177,836 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,177,836

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 177,836 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Ratio.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Anzu Nuburu LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,215,578 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,215,578 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,215,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 4,020,760 shares of Common Stock held directly by Anzu Nuburu and (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

 CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Anzu Nuburu II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,938,871 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,938,871 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,938,871

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 1,849,337 shares of Common Stock held directly by Anzu Nuburu II and (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Anzu Nuburu III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,593,492 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,593,492 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,593,492

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 1,519,618 shares of Common Stock held directly by Anzu Nuburu III and (ii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Anzu Nuburu V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,607,067 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,607,067 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,607,067

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 10,118,239 shares of Common Stock held directly by Anzu Nuburu V and (ii) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
CST Global LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
218,173 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
218,173 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
218,173

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 24,260 shares of Common Stock held directly by CST Global LLC, (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio and (iii) 145,349 shares of Common Stock issuable to CST Global LLC upon conversion of Convertible Notes issued pursuant to the Purchase Agreement. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at the applicable Convertible Note Conversion Price”. Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
David & Jennifer Michael Family Ltd Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
103,004 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
103,004 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 103,004 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Whitney Haring-Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,412 (1)

	8	SHARED VOTING POWER
1,177,836 (2)

	9	SOLE DISPOSITIVE POWER
36,412 (1)

	10	SHARED DISPOSITIVE POWER
1,177,836 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,214,248

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 12,130 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

(2)
Reflects (i) (a) 177,836 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

CUSIP Number: 67021W103

1	NAMES OF REPORTING PERSONS
Debrah Herman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,355,008 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,355,008 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,355,008

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) (a) 4,020,760 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 1,849,337 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 1,519,618 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 10,118,239 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Ms. Herman and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Original Schedule 13D” and, as amended by the Schedule 13D Amendment filed with the SEC on March 13, 2023 and this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of David Seldin,  Whitney Haring-Smith, Debrah Herman, David & Jennifer Michael Family Ltd Partnership, a California limited partnership, CST Global LLC, a Wyoming limited liability company, Anzu Partners LLC, a Florida limited liability company, Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”), Anzu Nuburu II LLC, a Florida limited liability company (“Anzu II”), Anzu Nuburu III LLC, a Florida limited liability company (“Anzu III”), and Anzu Nuburu V LLC, a Florida limited liability company (“Anzu V” and collectively with Anzu Nuburu, Anzu II and Anzu III, the “Anzu SPVs,” and the Anzu SPVs collectively with the others named above, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraphs (a) – (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following.

(a) – (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 34,896,251 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission (“SEC”) on May 12, 2023, and any shares of Common Stock issuable upon (i) the conversion of any shares of Preferred Stock beneficially owned by the Reporting Person (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio) and (ii) the conversion of Convertible Notes beneficially owned by the Reporting Person at the Convertible Note Conversion Price, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 23,766,709 shares of Common Stock constituting approximately 61.36% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 4,233,865 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 19,532,844 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 1,177,836 shares of Common Stock constituting approximately 3.28% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iii) Anzu Nuburu beneficially owns an aggregate of 4,215,578 shares of Common Stock constituting approximately 12.01% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iv) Anzu Nuburu II beneficially owns an aggregate of 1,938,871 shares of Common Stock constituting approximately 5.54% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 1,593,492 shares of Common Stock constituting approximately 4.56% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 10,607,067 shares of Common Stock constituting approximately 29.98% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vii) CST Global beneficially owns an aggregate of 218,173 shares of Common Stock constituting approximately 0.62% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(viii) David & Jennifer Michael Family Ltd Partnership beneficially owns an aggregate of 103,004 shares of Common Stock constituting approximately 0.30% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(ix) Mr. Haring-Smith beneficially owns an aggregate of 1,214,248 shares of Common Stock constituting approximately 3.38% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 36,412 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,177,836 shares of Common Stock; and

(x) Ms. Herman beneficially owns an aggregate of 18,355,008 shares of Common Stock constituting approximately 51.35% of the Outstanding Shares. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 18,355,008 shares of Common Stock.

The information set forth in paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following:

(c) The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D Amendment, or since the last Schedule 13D filing, whichever is less, other than as described in Item 6:

Name	Nature of Transaction	Date	Number of Shares of Common Stock	Weighted Average Price Per Share	Range of Prices
Anzu Nuburu V LLC	Open Market Sale	06/14/2023	4,721	$0.741	$0.7371 - $0.75
Anzu Nuburu LLC	Open Market Sale	06/14/2023	1,876	$0.741	$0.7371 - $0.75
Anzu Nuburu II LLC	Open Market Sale	06/14/2023	863	$0.741	$0.7371 - $0.75
Anzu Nuburu III LLC	Open Market Sale	06/14/2023	709	$0.741	$0.7371 - $0.75
David Seldin	Open Market Sale	06/14/2023	235	$0.741	$0.7371 - $0.75
Anzu Partners LLC	Open Market Sale	06/14/2023	83	$0.741	$0.7371 - $0.75
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	06/14/2023	48	$0.741	$0.7371 - $0.75
CST Global LLC	Open Market Sale	06/14/2023	11	$0.741	$0.7371 - $0.75
Whitney Haring-Smith	Open Market Sale	06/14/2023	6	$0.741	$0.7371 - $0.75
Anzu Nuburu V LLC	Open Market Sale	06/15/2023	100	$0.738	$0.738
Anzu Nuburu V LLC	Open Market Sale	06/16/2023	4,720	$0.7104	$0.7095 - $0.7127
Anzu Nuburu LLC	Open Market Sale	06/16/2023	1,876	$0.7104	$0.7095 - $0.7127
Anzu Nuburu II LLC	Open Market Sale	06/16/2023	863	$0.7104	$0.7095 - $0.7127
Anzu Nuburu III LLC	Open Market Sale	06/16/2023	709	$0.7104	$0.7095 - $0.7127
David Seldin	Open Market Sale	06/16/2023	235	$0.7104	$0.7095 - $0.7127
Anzu Partners LLC	Open Market Sale	06/16/2023	83	$0.7104	$0.7095 - $0.7127
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	06/16/2023	49	$0.7104	$0.7095 - $0.7127
CST Global LLC	Open Market Sale	06/16/2023	11	$0.7104	$0.7095 - $0.7127
Whitney Haring-Smith	Open Market Sale	06/16/2023	5	$0.7104	$0.7095 - $0.7127
Anzu Nuburu V LLC	Open Market Sale	06/22/2023	53	$0.7165	$0.67 - $0.72

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under the heading “10b5-1 Sales Plan” in Item 6 of the Original Schedule 13D is hereby amended to include the following sentence at the end of such disclosure:

The Amended and Restated 10b5-1 Sales Plan was terminated on June 13, 2023.

Item 6 is further amended to include the following disclosure at the end of the Item:

Purchase Agreement

On June 12, 2023, the Issuer entered into the Purchase Agreement primarily with certain existing investors (each, an “Investor”) for the sale of (i) Convertible Notes in the aggregate principal amount of $7.925 million, and (ii) warrants (“Warrants”) to purchase up to 11,518,895 shares of Common Stock (the sale of the Convertible Notes and the Warrants together, the “Private Placement”). Pursuant to the Purchase Agreement, (i) Convertible Notes in the aggregate principal amount of $1.2 million and Warrants exercisable for up to 1,744,186 shares of Common Stock were issued to Mr. Seldin on June 23, 2023 and (ii) Convertible Notes in the aggregate principal amount of $100,000 and Warrants exercisable for up to 145,349 shares of Common Stock were issued to CST Global LLC on June 23, 2023.

The Convertible Notes are senior, unsecured obligations of the Issuer and bear interest at the rate of seven percent per year and are payable on the earlier of June 23, 2026 or the occurrence of an Event of Default, as defined in the Convertible Notes.  The Convertible Notes may be converted at any time following June 23, 2023 prior to the payment in full of the principal amount of the Convertible Notes at the Investor’s option.  In the event of the Sale of the Issuer (as defined in the Convertible Notes), the outstanding principal amount of each Convertible Note, plus all accrued and unpaid interest not otherwise converted into equity securities pursuant to the terms of the Convertible Notes, shall (i) if the Investor so elects, be converted into equity securities pursuant to the terms of the Convertible Notes (the “Conversion Shares”) at a price equal to $0.688 (subject to appropriate adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) (the “Conversion Price”), or (ii) be due and payable immediately prior to the closing of such Sale of the Issuer, together with a premium equal to 150% of the principal amount to be prepaid.  Subsequent to the effectiveness of a registration statement registering the Registrable Securities (as defined below), the Issuer may elect to pay interest in kind through the issuance of shares of Common Stock at the Conversion Price, in lieu of payments in cash (the “Interest Shares”).

The Warrants issued by the Issuer to the Investors pursuant to the Purchase Agreement entitle the relevant Investor to purchase that number of fully paid and nonassessable shares of Common Stock (the “Warrant Shares”) determined by dividing the principal amount of each Convertible Note by the Conversion Price. The Warrants have an exercise price equal to $1.03 and expire on June 23, 2028.

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.15, which is incorporated herein by reference.

Registration Rights Agreement

On June 12, 2023, the Issuer and the Investors also entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed, following February 6, 2024 (the “Filing Deadline”), to use its commercially reasonable efforts to file a registration statement with the SEC for the resale of the Conversion Shares, the Warrant Shares and the Interest Shares (the “Registrable Securities”). Following the Filing Deadline, the Investors also are entitled to demand registration rights. Pursuant to the Registration Rights Agreement, the Investors agree that except for limited exceptions as provided therein, no Convertible Notes, Warrants, Conversion Shares, Warrant Shares or Interest Shares may be transferred until the earliest of the date that is one year from the anniversary of the date of the Registration Rights Agreement or the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction wherein all the Issuer’s stockholders have the right to exchange their shares of Common Stock for cash, securities, or other property.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 99.16, which is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

99.15 Note and Warrant Purchase Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

99.16 Registration Rights and Lock-up Agreement, dated June 12, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 13, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David M. Seldin

By:	/s/ David Seldin	/s/ David M. Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith	Debrah Herman

/s/ Whitney Haring-Smith	/s/ Debrah Herman